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April 1, 2019	Abigail S. Jeck (617) 854-2621 abigail.jeck@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: David Orlic, Esq.

Re:	AllianzGI Institutional Multi-Series Trust (Registration No. 811-22975)—Responses to Comments on Amendment No. 8 to Registration Statement Filing on Form N-1A filed on January 28, 2019

Dear Mr. Orlic:

I am writing on behalf of AllianzGI Institutional Multi-Series Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Amendment No. 8 to the Registration Statement on Form N-1A (“Amendment No. 8”), which was filed with the Commission on January 28, 2019 in connection with the annual update of the Trust’s Registration Statement for all of its series (each, a “Portfolio” and, together, the “Portfolios”). On March 1, 2019, you provided, via telephone, oral comments of the Staff of the Commission regarding Amendment No. 8.

The following sets forth each of the Staff’s comments followed by the Trust’s response thereto. Capitalized terms not defined herein shall have the same meaning given in the Private Placement Memoranda (“PPM”) or the Statement of Additional Information (“SAI”) filed as part of Amendment No. 8.

To the extent responses below indicate that changes will be made in response to the Staff’s comments, those changes will be reflected in the next amendment to the Trust’s Registration Statement, and no later than the next annual update amendment in January 2020.

PPMs

AllianzGI Advanced Core Bond Portfolio

1.	Comment: Given the high portfolio turnover disclosed in the PPM, the Portfolio should consider adding disclosure on frequent trading to its Item 4 and Item 9 strategy disclosure.

Response: The Trust intends to include the following sentence in its Item 4 and Item 9 strategy disclosure in its next amendment to its Registration Statement:

The Portfolio’s use of short-term instruments may result in significant frequent trading transactions, which can contribute to the Portfolio having a portfolio turnover rate in excess of 300% annually.

AllianzGI Global Small-Cap Opportunities Portfolio

2.

Comment: Under the section titled “Prior Related Performance Information,” the Portfolio discloses that “Net of Fees” figures are “net of all actual fees.” Please revise this disclosure to clarify that “Net of Fees” figures are “net of all actual fees and expenses.”

Response: The Trust intends to revise the applicable disclosure to clarify the treatment of expenses for accounts included in the Composite in its next amendment to its Registration Statement, as follows (new language denoted by underline and deletions by ~~strikethrough~~):

For pooled investment vehicles, “Net of Fees” figures are net of all actual fees and expenses. For discretionary institutional accounts, “Net of Fees” figures reflect the deduction of investment advisory fees and trading expenses and, for certain discretionary institutional accounts managed outside of the United States, may also reflect the deduction of other fees, including, without limitation, custodial fees.

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Please do not hesitate to call me (at 617-854-2621) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Abigail S. Jeck

Abigail S. Jeck, Esq.

cc:	Thomas J. Fuccillo, Esq.

Debra Rubano, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.